SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Pinnacle Entertainment, Inc.
(Name of Issuer)

Common Stock, $0.10 par value
(Title of Class of Securities)

723456109
(CUSIP Number)

David Rosewater Schulte Roth & Zabel LLP 919 Third Avenue New York, New York 10022
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 24, 2014
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 723456109	SCHEDULE 13D/A	Page 2 of 9 Page

1	NAME OF REPORTING PERSON Orange Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,477,356 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,477,356 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,477,356 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2% (see Item 5)
14	TYPE OF REPORTING PERSON OO; IA

CUSIP No. 723456109	SCHEDULE 13D/A	Page 3 of 9 Page

1	NAME OF REPORTING PERSON Orange Capital Master I, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,477,356 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,477,356 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,477,356 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2% (see Item 5)
14	TYPE OF REPORTING PERSON CO

CUSIP No. 723456109	SCHEDULE 13D/A	Page 4 of 9 Page

1	NAME OF REPORTING PERSON Daniel Lewis
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,477,356 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,477,356 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,477,356 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.2% (see Item 5)
14	TYPE OF REPORTING PERSON IN; HC

CUSIP No. 723456109	SCHEDULE 13D/A	Page 5 of 9 Page

This Amendment No. 1 ("Amendment No. 1") amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on April 21, 2014 (the "Original Schedule 13D" and together with this Amendment No. 1, the "Schedule 13D") with respect to the shares of common stock, $0.10 par value (the "Common Stock"), of Pinnacle Entertainment, Inc., a Delaware corporation (the "Issuer"). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends Items 3, 4, 5 and 6 as set forth below.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons used approximately $57,571,000 (including brokerage commissions) in the aggregate to purchase the shares of Common Stock reported in this Schedule 13D.

The source of the funds used to acquire the Common Stock reported herein is the working capital of Orange Fund. The shares of Common Stock reported herein are held in commingled margin accounts, which may extend margin credit to the Reporting Persons from time to time, subject to applicable federal margin regulations, stock exchange rules and credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts. The margin accounts bear interest at a rate based upon the broker’s call rate from time to time in effect. Because other securities are held in the margin accounts, it is not possible to determine the amounts, if any, of margin used to purchase the Common Stock reported herein.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On July 24, 2014, the Reporting Persons issued a press release (the "July 24 Press Release") announcing their dissatisfaction with the Issuer's response to the Reporting Persons' April 16, 2014 letter recommending that the Issuer separate its owned real estate into an independent publicly listed real estate investment trust and distribute it to the Issuer's stockholders via a tax-free spin-off ("PropCo Transaction"). As a result, in the July 24 Press Release, the Reporting Persons urged the Issuer's board of directors to promptly announce that the Issuer has formed a special committee of independent directors ("Special Committee") to evaluate a PropCo Transaction and the Special Committee has retained financial, legal and tax advisors to explore a possible PropCo Transaction. The foregoing summary of the July 24 Press Release is qualified in its entirety by reference to the full text of the July 24 Press Release, a copy of which is attached as Exhibit 3 to this Schedule 13D and is incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

Paragraphs (a) – (c) of Item 5 of the Schedule 13D are hereby amended and restated in their entirety as follows:

CUSIP No. 723456109	SCHEDULE 13D/A	Page 6 of 9 Page

(a) The aggregate number and percentage of shares of Common Stock to which this Schedule 13D relates is 2,477,356 shares of Common Stock, constituting approximately 4.2% of the Issuer's currently outstanding Common Stock. The aggregate number and percentage of shares of Common Stock reported herein are based upon the 59,592,588 shares of Common Stock outstanding as of May 9, 2014, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2014, filed with the Securities and Exchange Commission on May 12, 2014.

Pursuant to certain cash-settled call and put options, the Reporting Persons have economic exposure to approximately 2,027,000 notional shares of Common Stock, constituting approximately 3.4% of the outstanding shares of Common Stock, as more fully described in Item 6 of this Schedule 13D.  The Reporting Persons may also be deemed to beneficially own an additional 378,000 shares of Common Stock, representing approximately 0.6% of the Issuer’s outstanding Common Stock, which shares may be held for hedging purposes by counterparties to cash-settled total return swaps to which the Reporting Persons are parties (the “Swaps”), as further described in Item 6 of this Schedule 13D. When taking into account such cash-settled call options on 1,101,000 shares of Common Stock and the Swaps, in addition to the 2,477,356 shares of Common Stock that are beneficially owned by the Reporting Persons, the Reporting Persons have combined voting power and economic exposure in the Issuer of approximately 4.2% and 6.6%, respectively, of the Common Stock.

The Swaps and cash-settled call and put options do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of securities that may be referenced in such contracts or that may be held from time to time by any counterparties to the contracts.

(b) Orange Capital has shared voting power and shared dispositive power over the shares held by Orange Fund, by virtue of Orange Capital's role as the investment advisor to Orange Fund, and accordingly Orange Capital may be deemed to be a beneficial owner of such shares. Mr. Lewis has shared voting power and shared dispositive power over the shares held by Orange Fund, by virtue of his role as Managing Member of Orange Capital, and accordingly Mr. Lewis may be deemed to be a beneficial owner of such shares.

(c) Appendix B hereto (which is incorporated by reference in this Item 5 as if restated in full herein) sets forth all transactions with respect to the Common Stock effected during the past 60 days by the Reporting Persons.

CUSIP No. 723456109	SCHEDULE 13D/A	Page 7 of 9 Page

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Between April 10, 2014 and April 15, 2014, Orange Capital purchased call options on 1,350,000 shares of the Issuer's Common Stock from Morgan Stanley & Co. International plc ("Morgan Stanley") with a strike price of $25.00 per share; such call options were sold to Morgan Stanley on July 7, 2014. In addition, on July 7, 2014 and July 24, 2014, Orange Capital purchased call options on 750,000 and 351,000 shares, respectively, of the Issuer's Common Stock from Morgan Stanley with strike prices of $28.00 and $25.00 per share, respectively, and an expiration date of December 19, 2014. Further, between April 10, 2014 and April 15, 2014, Orange Capital sold put options on 1,350,000 shares of the Issuer's Common Stock to Morgan Stanley with a strike price of $20.00 per share and an expiration date of September 19, 2014; on May 27, 2014 and May 28, 2014, Orange Capital purchased a portion of such put options from Morgan Stanley representing an aggregate of 775,000 shares of Common Stock. In addition, on July 24, 2014, Orange Capital sold put options on 351,000 shares of the Issuer's Common Stock to Morgan Stanley with a strike price of $20.00 per share and an expiration date of December 19, 2014. The foregoing call and put options can only be settled for cash.

On July 7, 2014, Orange Capital entered into a contractual agreement with Morgan Stanley with regard to the Swaps that reference shares of Common Stock. The Swaps constitute economic exposure to 378,000 shares of Common Stock, or 0.6% of the shares of Common Stock outstanding, and have an expiration date of November 16, 2015.

The Swaps and cash-settled call and put options do not give the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer and do not require the counterparties thereto to acquire, hold, vote or dispose of any securities of the Issuer. Accordingly, the Reporting Persons disclaim any beneficial ownership of securities that may be referenced in such contracts or that may be held from time to time by any counterparties to the contracts. However, the Reporting Persons may be deemed to beneficially own shares of Common Stock of the Issuer that may be held for hedging purposes by counterparties to the Swaps.

Other than the Joint Filing Agreement and the cash-settled call and put options described herein, the Reporting Persons have no contracts, arrangements, understandings or relationships with any persons with respect to securities of the Issuer.

Item 7.	EXHIBITS

Exhibit	Description
3	Press Release, dated July 24, 2014.

CUSIP No. 723456109	SCHEDULE 13D/A	Page 8 of 9 Page

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 25, 2014

ORANGE CAPITAL, LLC

By:	/s/ Daniel Lewis
Name: Daniel Lewis
Title: Managing Member

ORANGE CAPITAL MASTER I, LTD.

By:	/s/ Russell Hoffman
Name: Russell Hoffman
Title: Director

/s/ Daniel Lewis
Daniel Lewis

CUSIP No. 723456109	SCHEDULE 13D/A	Page 9 of 9 Page

Appendix B

TRANSACTIONS IN THE COMMON STOCK EFFECTED BY THE REPORTING PERSONS DURING THE PAST 60 DAYS

The following table sets forth all transactions with respect to the shares effected during the past 60 days by any of the Reporting Persons.  Except as otherwise noted, all such transactions in the table were effected in the open market, and the table includes commissions paid in per share prices.

Date of Transaction	Shares Purchased (Sold)	Price per Share ($)
05/27/2014	71,500	24.74
06/13/2014	(66,853)	25.4482
06/19/2014	(200)	25.43
06/26/2014	(100,000)	25.3814
06/27/2014	(23,074)	25.3953
07/01/2014	(42,000)	25.52